Part II: **Activities of the Broker-Dealer Operator and its Affiliates**

Item 2:   <u>Affiliates Trading Activities on the ATS</u>

    a.   Are Affiliates of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest into the NMS Stock ATS?

Yes ☒   No ☐

If yes, name and describe each type of Affiliate that enters or directs the entry of orders and trading interest into the ATS (<u>e.g.</u>, broker-dealer, NMS Stock ATS, investment company, hedge fund, market maker, principal trading firm), and, for each Affiliate, provide the applicable MPID and list the capacity of its orders and trading interest (*e.g.*, principal, agency, riskless principal).

BofAS Affiliates do not have direct access to Instinct X (See Part II, Item 5 for a discussion of Direct and Indirect Subscribers to Instinct X). Any Affiliate of BofAS may send orders to a BofAS trading desk for handling and, based on the discretion of the desk handling the orders, all or some of the Affiliate's orders may be routed to Instinct X at the discretion of a BofAS algorithm or the BofAS SOR used by the desk. Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPFS"), an Affiliate described below, may use a BofAS algorithm or the BofAS SOR to handle an order and, based on the discretion of the algorithm or SOR, some or all of MLPFS's orders may be routed to Instinct X. The determination of whether to send a conditional placement to Instinct X on behalf of an Affiliate is made by the BofAS algorithm or BofAS SOR handling the Affiliate's original order.

MLPFS is a U.S. registered affiliated broker-dealer that sends orders to BofAS that ultimately access Instinct X using the MPIDs "MLWM" and "MLMA." Generally, Instinct X receives MLPFS orders in an agency capacity, but may, in limited circumstances, receive principal orders in connection with the unwinding of bona fide errors or positions resulting from customer accommodations.

<u>Orders and conditional placements of</u> <u>Bank of America, N.A. ("BANA"), a U.S. affiliated national bank, also can be routed to Instinct X (through a BofAS trader authorized to act on behalf of BANA). Instinct X receives and handles these BANA orders and conditional placements, under the MPID "MLCO," in an agency capacity.</u>

The following are the foreign broker-dealer (or local equivalent) BofAS Affiliates authorized to trade U.S. equities: (i) Bank of America Merrill Lynch International Designated Activity Company; (ii) BofA Securities Europe SA; (iii) DSP Merrill Lynch Limited; (iv) Merrill Lynch (Asia Pacific) Limited; (v) Merrill Lynch Canada Inc.; (vi) Merrill Lynch Capital Markets España, S.A., S.V.; (vii) Merrill Lynch Equities (Australia) Limited;

(viii) Merrill Lynch International; (ix) Merrill Lynch Japan Securities Co., Ltd.; (x) Merrill Lynch Markets Singapore Pte. Ltd.; (xi) Merrill Lynch S.A. Corretora de Títulos e Valores Mobiliários; (xii) Merrill Lynch South Africa Proprietary Limited; (xiii) Merrill Lynch Yatirim Bank A.S.; (xiv) Merrill Lynch, Kingdom of Saudi Arabia Company; and (xv) Merrill Lynch Securities (Taiwan) Ltd. ~~Instinct X receives principal or agency orders associated with these Affiliates under the MPID "MLCO."~~ As foreign entities, these Affiliates do not have their own MPIDs. **Instinct X receives principal or agency orders** from these Affiliates. However, orders and **conditional placements** associated with these Affiliates **are treated as principal in Instinct X** under the MPID "MLCO."

Item 3:   Order Interaction with Broker-Dealer Operator; Affiliates

    b.   Can any Subscriber opt out from interacting with the orders and trading interest of
              an Affiliate of the Broker-Dealer Operator in the NMS Stock ATS?

              Yes ☒   No ☐

              If yes, explain the opt-out process.

              **As described in Part II, Item 2(a) BofAS Affiliates can rely on a BofAS desk,
              a BofAS algorithm, or the BofAS SOR to route orders and conditional
              placements to Instinct X in a principal, riskless principal, or agency capacity.
              As described in Part II, Item 3(a), Subscribers can request counterparty
              segment classification restrictions (See Part III, Items 13 and 14) to opt out of
              interacting with BofAS principal orders (including riskless principal orders).
              A Subscriber's determination to opt out of interacting with BofAS principal
              orders also would result in a Subscriber opting out of interacting with
              principal orders (including riskless principal orders) of BofAS Affiliates
              other than MLPFS. Additionally, Subscribers can opt-out of interacting
              with MLPFS orders and conditional placements by requesting a
              counterparty segment classification restriction to exclude the Private Client
              segment classification (See Part III, Item 13), which includes all MLPFS
              orders and conditional placements, whether principal, riskless principal, or
              agency. To opt-out of interacting with BANA orders and conditional
              placements, Subscribers must request a counterparty segment classification
              restriction to exclude the Institutional segment classification (See Part III,
              Item 13). Note, opting-out of the Institutional segment classification will
              result in opting-out of interacting with orders and conditional placements
              from other Subscribers within that segment, not just BANA orders and
              conditional placements.**

Item 6:   Activities of Service Providers

a.   Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator ("shared employee") have access to confidential trading information on the NMS Stock ATS?

Yes ☒   No ☐

If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the ATS and the business unit, Affiliate, or both that the shared employee services.

BofAS considers a Subscriber's identity, orders, and conditional placements routed to, and trades effected by, Instinct X (including data analytics related to a Subscriber's transactions) confidential trading information. However, certain post-execution information involving Instinct X transactions may be included in various reports, data, and commentary communicated internally and externally to Clients directly or through vendors, provided such information is anonymized, aggregated with execution information from other desks or from BofAS as a whole (such that no individual trade, Client, or Subscriber is identifiable), and communicated with appropriate delay.

BofAS does not have any employees solely responsible for Instinct X. Set forth below are the shared employees that service both Instinct X and BofAS or a BofAS Affiliate and have access to Subscriber confidential trading information and the basis for such access.

TECHNOLOGY GROUPS--Various technology-related groups, e.g., development teams and application support teams, within ~~Bank of America, N.A. ("~~BANA~~")~~ are responsible for the development, operation and stability of the infrastructure of all BANA systems, including BofAS systems. For BANA, these groups are responsible for developing, monitoring, and testing various systems. For Instinct X, dedicated subsets of these groups serve as developers or network engineers for Instinct X and are responsible for reviewing and testing Instinct X's coding and network infrastructure to ensure stability and functionality. These dedicated groups have access to Instinct X's real-time production environment. Accordingly, a small number of technology-oriented employees have the ability to access log files containing Subscriber order, conditional placement, and execution information, along with BANA or BofAS order and execution information, to support the development, operation, and infrastructure of Instinct X, BANA, or BofAS systems.

MARKET ACCESS GROUP ("MAG")--The MAG team is a dedicated support team within BofAS's ETS business unit identified in Part II, Item

1(a) that assists Clients with direct market access to the U.S. equities and options markets, including Instinct X. For BofAS, the MAG team's responsibilities include integrating new electronic trading Clients, maintaining Clients' trading system configurations, and managing the operation of various market access gateways, including the third-party external market access gateways. For Instinct X, members of the MAG team are responsible for addressing BofAS Client inquiries related to connectivity to Instinct X and real-time trading activity and can access real-time and post-trade Subscriber order, conditional placement, and execution information in connection with executing their duties

ELECTRONIC TRADING PRODUCTS & CONSULTING ("ET Products," "ET Consulting" or, collectively "ET Products and Consulting")--The ET Products and Consulting teams are dedicated support teams within BofAS's ETS business unit identified in Part II, Item 1(a) that manage BofAS's various electronic trading products, including Instinct X. The ET Products group is responsible for managing products such as the BofAS SOR, BofAS algorithms, and other market access components. The ET Products and Consulting groups are responsible for compiling data and analytics in response to Client and/or BofAS governance requests. Employees of the ET Products and Consulting groups have access to real-time and post-trade Indirect Subscriber order, conditional placement, and execution information for purposes of managing the BofAS SOR and algorithms and/or responding to Client requests. These employees have visibility into where an order was ultimately routed by the BofAS SOR or algorithms and/or executed, whether involving Instinct X or any other market center. In addition, for Instinct X, a subset of the ET Products group is responsible for managing Instinct X and for compiling data and analytics in response to requests from Subscribers and the ATS Working Group. This subset of ET Products employees has access to post-trade Subscriber order, conditional placement, and execution information for purposes of responding to such requests.

SALES AND TRADING--BofAS Sales and Trading employees within the EES, ECS, and ESSL business units identified in Part II, Item 1(a) handle orders that may, based on the discretion of a BofAS algorithm or the BofAS SOR, be routed to Instinct X. With respect to BofAS, these employees are responsible for providing Clients order routing and execution support. With respect to Instinct X, these employees are responsible for addressing Indirect Subscriber inquiries related to their orders or conditional placements routed to Instinct X. Through order and execution management systems, these employees can access real-time and post-trade order, conditional placement, and execution information only for the Indirect Subscribers covered by the respective employee. Specifically, they have system entitlements only for the accounts they cover and only have visibility into where an order was ultimately routed and/or executed, whether in Instinct X or any other market center. These employees forward any Indirect Subscriber requests for detailed trading information to the ET Products team for resolution.

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ATS WORKING GROUP--This group is comprised of BANA and BofAS employees from various business, support and control functions. While these shared employees have responsibilities specific to BANA (e.g., Legal and Market Risk) and BofAS (e.g., Compliance, Business Control Officers, ETS and/or EES senior management), the ATS Working Group's mandate focuses on the ATS. ETS and EES senior management are included in the ATS Working Group to contribute to and be apprised of risk management efforts. ETS and EES senior management serve on the Working Group in their supervisory capacities. While such senior managers oversee risk for BofAS equity trading activities, neither they nor any other member of the ATS Working Group are involved in day-to-day principal trading. As such, the ATS Working Group is responsible for evaluating and reviewing Subscriber performance, assessing Subscriber trading activity in connection with segmentation determinations (See Part III, Item 13), reviewing and approving requests for direct access to Instinct X (See Part III, Item 2), and reviewing market developments to adhere to regulatory obligations. In furtherance of this mandate, the ATS Working Group has access to aggregated Subscriber post-trade order and conditional placement execution information, which it receives from the ET Products team no less than quarterly or on an as needed basis. The members of the ATS Working Group are subject to the safeguards and oversight procedures outlined in Part II, Item 7(a).

VARIOUS CONTROL FUNCTIONS--Certain BANA employees within BANA's Legal, and Operations departments provide ancillary support to BofAS. These employees assist BofAS with tasks including responding to regulatory inquiries or performing internal audits of the electronic trading platform, including Instinct X. For example, employees within Legal can be tasked with responding to a regulatory inquiry or examination and employees within Operations would assist in those efforts by, for example, obtaining relevant transaction data. When providing regulatory inquiry or internal audit support related to Instinct X or trading activity within Instinct X, these employees are provided post-trade execution information to complete their Instinct X related tasks.

Item 7:   Protection of Confidential Trading Information

a.   Describe the written safeguards and written procedures to protect the confidential trading information of Subscribers to the NMS Stock ATS, including:

i.   written standards controlling employees of the ATS that trade for employees' accounts; and

ii.   written oversight procedures to ensure that the safeguards and procedures described above are implemented and followed.

GENERAL BACKGROUND AND SCOPE OF SUBSCRIBER CONFIDENTIAL TRADING INFORMATION--

Instinct X is comprised of a standalone hardware (i.e., server) and software application (collectively, the operating plant). Instinct X does not share an operating plant with any other BofAS system, but it is housed in the same data center as other BofAS systems.

BofAS maintains physical restrictions and policies and procedures designed to safeguard the confidential trading information of Subscribers. BofAS considers a Subscriber's identity, orders, and conditional placements routed to, and trades effected by, Instinct X (including data analytics related to a Subscriber's transactions) confidential trading information. However, certain post-execution information involving Instinct X transactions may be included in various reports, data, and commentary communicated internally and externally to clients directly or through vendors, provided such information is anonymized, aggregated with execution information from other desks or from BofAS as a whole (such that no individual trade, Client, or Subscriber is identifiable), and communicated with appropriate delay. Subject to the above, access to Subscriber confidential trading information is limited to BofAS employees and systems responsible for operating Instinct X or responsible for its compliance with applicable rules. Set forth below are the BofAS employees and systems with access to Subscriber confidential trading information, as well as a description of the applicable safeguards and oversight procedures.

EMPLOYEES WITH ACCESS TO SUBSCRIBER CONFIDENTIAL TRADING INFORMATION--

BofAS does not have any employees solely responsible for Instinct X. The shared employees described in response to Part II, Item 6(a) are the only employees who have access to Subscriber confidential trading information. These employees are prohibited from sharing any Subscriber confidential trading information with Persons not authorized to receive such information. BofAS does not provide Subscriber confidential trading information to BofAS business units or BANA authorized traders in furtherance of BofAS principal trading activities or BANA trading activity.

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SYSTEMS WITH ACCESS TO SUBSCRIBER CONFIDENTIAL TRADING INFORMATION--

BofAS offers third-party external direct market access gateways to customers and clients which are used by some Direct Subscribers to transmit orders and/or conditional placements, including Subscriber confidential trading information, to Instinct X. These gateways communicate to the employees of the third-party responsible for managing the health of the respective gateway (as described in response to Part II, Item 7(d)), real-time information about where the Direct Subscriber's orders and/or conditional placements were routed and or executed, which could be Instinct X or any other market center.

The order and execution management systems used by the Sales and Trading employees described in response to Part II, Item 6(a) can transmit Indirect Subscribers' confidential trading information to the extent orders handled by a Sales and Trading employee is routed to Instinct X. These systems communicate information to Sales and Trading employees with respect to where their Clients' orders were routed and/or executed, which could be Instinct X or any other market center.

Separately, BofAS algorithms and the BofAS SOR can transmit Indirect Subscribers' confidential trading information to the extent these systems route Indirect Subscribers' orders or conditional placements to Instinct X. Neither the BofAS algorithms nor the BofAS SOR make routing determinations based on information about orders or conditional placements the respective system routes to Instinct X.

All Subscriber orders and conditional placements entering Instinct X pass through the FIX interface. The FIX interface does not retain information about the orders or conditional placements entering Instinct X. The FIX interface does not communicate order or conditional placement information to any other BofAS system.

BofAS maintains a research database containing historical trading information. The ET Products team uses this database to run queries and generate reports as described above. This database includes post-trade Subscriber confidential trading information.

BofAS maintains an internal system containing order, conditional placement, and execution information routed through the BofAS SOR. The ET Consulting group uses this internal system to run queries and generate reports at the request of BofAS business units and Clients using the BofAS algorithms or SOR, including Indirect Subscribers.

BofAS employs a proprietary application for real-time monitoring of Instinct X. The MAG team uses this application to research Subscriber's orders,

conditional placements, and executions and monitor the health of Instinct X (e.g., monitor the number of rejections, pending orders or conditional placements, order-to-fill ratios).

BofAS uses internal and external systems to comply with its books and records, trade reporting, surveillance and supervisory obligations. These systems can receive Subscriber order and execution information for purposes of creating surveillance, supervisory and OATS reports.

SAFEGUARDING AND OVERSEEING SUBSCRIBER CONFIDENTIAL TRADING INFORMATION--

Access to Instinct X, Other Relevant BofAS Systems, and Subscriber Confidential Trading Information: BofAS requires permissioned logins to access Instinct X. In addition, BANA's global cyber security efforts, including measures to detect and prevent unauthorized intrusions of BANA systems, apply to BofAS, including the operation of Instinct X.

Relevant Business Control Officers and Compliance control functions must approve all employee access to Instinct X, including the operating plant, development code (including the FIX interface), and production logs. Any individual seeking access to Instinct X must submit a request through BofAS's Access Review Management System ("ARMS"). A registered principal must review and approve such request before an individual is granted access to Instinct X. In reviewing access requests, the registered principal considers factors including the employee's current role and whether the employee performs a function related to Instinct X. An employee's request to gain access may be denied if it is deemed to be unnecessary or inappropriate. Employees granted access to a system will have access to all Subscriber confidential trading information available in the system. If an employee changes roles, both the prior supervisor and new supervisor are required to review and adjust the employee's access entitlements to appropriately reflect the employee's new role. Additionally, all approved access requests are subject to a periodic review pursuant to BofAS's written supervisory procedures ("WSPs") described below.

Pursuant to the BofAS WSPs, on a quarterly basis, the ATS Supervisor or delegate conducts a review to confirm the appropriateness of user access entitlements to Instinct X, including verification that users whose roles have changed and/or, employees who have been inactive, transferred or terminated have their permissioned access removed from the system. This WSP governs access to the interface used to view and/or interact with Instinct X's order book and how the access entitlements to Instinct X should be handled once an individual submits a request for access through the ARMS process, as well as on an ongoing basis after a registered principal has granted access to an individual. Based on this review, the ATS Supervisor or delegate may revoke access rights to Instinct X's order book.

Pursuant to another BofAS WSP, on a quarterly basis, the ATS Supervisor or delegate conducts a review to confirm the appropriateness of user access entitlements to Instinct X's server logs, including verification that users whose roles have changed and/or, employees who have been inactive, transferred or terminated have their permissioned access removed from the system. This WSP governs access to the server logs and those with direct business responsibility, or who provide development or other technology support to Instinct X. Based on this review, the ATS Supervisor or delegate may revoke access rights to Instinct X's server logs.

Additionally, BofAS's contracts with the third-party external market access gateway providers and the third-party service providers described above require such providers to protect Subscriber confidential trading information. Specifically, and among other things, these third-parties must: (i) keep Subscriber trading information confidential, (ii) not share Subscriber confidential trading information with any Person who does not have a reasonable need to know or access such information, and (iii) not use or act on Subscriber confidential trading information other than to perform their responsibilities under their agreements (including the use of aggregated and anonymous data for internal statistical, forensic and similar purposes). These third-parties also perform periodic reviews of platform access to confirm the system access entitlements remain accurate, i.e., verify that users whose roles have changed and/or, employees who have been inactive, transferred or terminated have their permissioned access removed from the system.

SEPARATION: BofAS has physical and information barriers in place to separate employees and systems with access to Subscriber confidential trading information from those not permitted to access such information. Technology department employees are located in a separate physical location from other BofAS business units—either a different building or a different floor. MAG and ET Product and Consulting employees are located in the same building as other BofAS business units, but in a separate area. As noted above, Instinct X does not share an operating plant with any other BofAS system, but it is housed in the same data center as other BofAS systems.

PERSONAL TRADING RESTRICTIONS: BofAS prohibits all employees, including those with access to Subscriber confidential trading information, from trading based on non-public or other confidential information, which would include Subscriber confidential trading information. Pursuant to the Associate Investment Policy these employees must enter a trade pre-approval request via the Associate Investment Monitoring ("AIM") website for every purchase and sale of a security executed in an employee investment account, which among other things, requires the approval of the employee's supervisor and the AIM Group. When requesting approval for a trade, the employee must provide certain attestations, depending on the employee's role, including whether he or she: (i) reviewed the restricted list and that there are no restrictions, (ii) has no material non-public information, (iii) is not aware that Firm is effecting or proposing to effect a principal or customer trade in the security, and (iv) has held the security for 30 days (for sells). Prior to approving any request, the employee's supervisor and the AIM Group review the attestations. BofAS imposes a 30-day minimum holding period on any approved trades. Pursuant to a BofAS WSP, on a daily basis, the registered principal (or delegate) with supervisory oversight responsibility for the relevant employee conducts a review of the employee's personal trading activity. Specifically, the relevant supervisor or delegate receives a daily report reflecting the prior day's trade activity for each such employee. The relevant supervisor or delegate assesses whether the employee obtained the appropriate pre-approval or pre-clearance for such trades and for any red flags (e.g., excessive trading).

FIRM-WIDE CONFIDENTIAL INFORMATION RESTRICTIONS: As a general matter, BofAS requires all employees to undergo a comprehensive screening before commencing employment and each BofAS employee is bound by and required to observe the BAC Code of Conduct, which includes provisions that address the handling of Client information and impose a duty of confidentiality.

Part III: Manner of Operations

Item 11:   Trading Services, Facilities and Rules

     c.   Explain the established; non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.

Instinct X evaluates each Subscriber incoming order and conditional placement to determine whether: (i) the Instinct X system is available for trading and (ii) the symbol is available for trading.   If so, Instinct X assesses the market conditions applicable to each order or conditional placement including the: (i) availability of market data (updated in real-time), (ii) the symbol's trading status (updated in real-time), and (iii) validity of the trading session. If the market conditions are acceptable, Instinct X then evaluates each order's or conditional placement's Subscriber required attributes.

PRIORITY--

Instinct X will match orders and conditional placements based on Price/Capacity/Time priority, in order of precedence. First, Instinct X will consider price and will prioritize the more conservative of the Limit and Relative Price defined in any peg instruction. Next, Instinct X will consider the capacity in which it handles equally priced orders or conditional placements. Specifically, orders and conditional placements BofAS handles in an agency capacity (including, as described above, MLPFS and BANA orders and conditional placements) maintain priority over BofAS principal and riskless principal orders. Among agency orders and conditional placements, those originating from Subscribers in the Institutional, Broker-Dealer, and Private Client segment classifications maintain priority over agency orders of Subscribers in the Market Maker Client segment classification (as defined in Part III, Item 13). After assessing the price and capacity of an order or conditional placement, Instinct X will consider the time it received the order or conditional placement and will prioritize orders or conditional placements received earlier in time.

PRICE IMPROVEMENT--

Instinct X offers Subscribers the ability to choose price protection mechanisms in the form of the following pegged orders: (i) MIDPOINT PEG--an order that is pegged to the midpoint of the BBO; (ii) PRIMARY PEG--an order that is pegged to the BBO on the same side of the market (i.e., near touch); and (iii) MARKET PEG--an order that is pegged to the BBO on the opposite side of the market (i.e., far touch).

Instinct X will split price improvement equally between counterparties within the bounds of the BBO for two limit orders with overlapping limit prices. If the calculated midpoint between the two orders falls outside the BBO, the execution price will be the outer bound of the BBO.

Instinct X will treat a resting midpoint pegged order as a limit order and will split price improvement equally between counterparties when executing against an opposite limit priced order. Similarly, Instinct X will treat a far side pegged order as a limit order and will split price improvement equally between counterparties when executing against an opposite limit priced order as well as a resting midpoint pegged order. For example, Instinct X will split price improvement and execute halfway between the midpoint of the BBO and the far side bid or offer when a resting midpoint pegged order crosses with a far side pegged order.

Instinct X will not provide price improvement to a market order when matching against a limit order and will instead execute such orders at the assigned limit price. For example, Instinct X will execute a resting midpoint pegged order and a market order at the midpoint of the BBO assuming the realized pegged price is more conservative than any specified absolute limit on the midpoint pegged order.

Instinct X will not provide price improvement to an amended midpoint pegged orders. For example, Instinct X would execute a limit order priced at the far side interacting with an amended midpoint pegged order at the midpoint of the BBO resulting in price improvement for the limit order priced at the far side.

Instinct X will split price improvement between orders and will execute at the midpoint of the BBO when matching two unpriced orders. Additionally, because Instinct X treats an order pegged to the far side as a limit order, Instinct X will execute at the far side and will not provide price improvement when matching a market order and a resting order pegged to the far side.

COMPLIANCE WITH VARIOUS FEDERAL SECURITIES REQUIREMENTS--

Instinct X is designed to operate in compliance with the requirements of Reg SHO when accepting and/or executing orders and conditional placements. In accordance with Rule 201 of Reg SHO, once a circuit breaker has been triggered, the short sale price test restriction will apply to short sale orders and conditional placements in that security for the remainder of the day and the following day, unless an exemption applies. Instinct X accepts orders and conditional placements marked as "short exempt" from broker-dealer Subscribers.

Instinct X will not cross orders or conditional placements in a locked or crossed market environment.

Similarly, Instinct X will only cross orders and conditional placements if Limit Up/Limit Down ("LULD") bands are being disseminated and the proposed crossing price is within the LULD bands. Instinct X will not execute orders or firmed-up conditional placements in a security subject to a LULD trading pause or regulatory halt. Pursuant to applicable rules, Instinct X will only resume crossing once trading has commenced on the primary listing exchange and LULD price bands are available.

BofAS handles execution errors occurring within Instinct X in accordance with the Firm's Errors and Error Correction Transactions Policy ("Error Policy"). The Error Policy applies to bona fide errors (e.g., wrong security or side of the market, execution outside the limit price of an order, executions at clearly erroneous prices). BofAS handles executions at clearly erroneous prices consistent with the applicable rules of the self-regulatory organizations. The Error Policy requires that bona fide errors involving Instinct X be recorded in BofAS error accounts and reported to the ATS Supervisor. Bona fide errors can be raised by Clients to BofAS sales traders or identified by BofAS. After evaluating the activity to confirm it is a bona fide error, the ATS Supervisor or the ETS Supervisor can correct the error in a manner that attempts to place the Subscriber in the same position had the error not occurred. The ATS supervisor or delegate reviews execution errors daily or as they occur to ensure that they are handled in accordance with BofAS procedures.

Instinct X time stamps orders upon receipt in the ATS and executions at the time they occur in accordance with applicable FINRA Order Audit Trail System and trade reporting rules. Instinct X determines queue position by new order receipt time and updates queue positions in connection with an amendment to the specified price, an increase in quantity, a change/addition to the pegging instruction (a pegged order will maintain its queue position based on changes to the BBO unless there is action taken with respect to pegging instructions), or an update to MinQty. Instinct X will maintain an order's and conditional placement's queue position when the Subscriber amends the order or conditional placement to reduce the quantity.

Item 13:   Segmentation; Notice

    a.   Are orders and trading interest in the NMS Stock ATS segmented into categories, classifications, tiers, or levels (e.g., segmented by type of participant, order size, duration, source, or nature of trading activity)?

Yes ☒   No ☐

If yes, explain the segmentation procedures, including (i) a description for how orders and trading interest are segmented; (ii) identify and describe any categories, classification, tiers, or levels and the types of orders and trading interest that are included in each; (iii) provide a summary of the parameters for each segmented category and length of time each segmented category is in effect; (iv) any procedures for overriding a determination of segmented category; and (v) how segmentation can affect order interaction.

All Subscribers are assigned a segment classification when approved to access Instinct X. BofAS assigns Direct Subscribers a segment classification based upon an initial review of a Due Diligence Questionnaire (as described in Part III, Item 2) by the ATS Working Group prior to permitting a Direct Subscriber to trade in Instinct X. The ATS Working Group will consider the quantitative and qualitative factors outlined in Part III, Item 2(b). BofAS assigns Indirect Subscribers a segment classification based on the Indirect Subscriber's Client profile (e.g., Client type, trading strategies).

SEGMENT CLASSIFICATIONS--

All Subscriber orders and conditional placements entered into Instinct X are associated with one of the following segment classifications.

(A) PRIVATE CLIENT (RETAIL)-- This segment consists only of Merrill Lynch, Pierce, Fenner & Smith Incorporated Wealth Management order flow from retail Customers;

(B) BROKER-DEALERS-- This segment consists of three categories of broker-dealer order flow. (1) BD AGENCY-- representing orders sent from the agency desks of broker-dealer Subscribers that are generally working Customer orders (not proprietary in nature). (2) BD EXHAUST-- representing orders received from broker-dealer Subscribers after the orders pass through their internalization engine including, for example, an ATS. (3) BD RETAIL-- representing retail and private client orders sent from broker-dealer Subscribers.

(C) INSTITUTIONAL-- This segment consists of orders from <u>or on behalf of</u> BofAS business units, <u>BANA,</u> and BofAS Institutional Customer Subscribers.

(D) MARKET MAKERS-- This segment consists of two categories of market maker order flow. (1) LIQUIDITY PROVIDERS-- representing external

principal order flow sent from automated trading strategies where prices or instructions are passive in nature. (2) LIQUIDITY TAKERS—representing external principal order flow sent from automated trading strategies where prices or instructions, relative to Liquidity Providers, are generally more aggressive in nature.

DETERMINATION AND DURATION OF SEGMENT CLASSIFICATIONS--

BofAS can override the determination of a segment classification for a Direct Subscriber in accordance with the Firm's Direct Subscriber Segment Reclassification Procedure. The ATS Working Group reviews and analyzes the activity of Direct Subscribers on Instinct X no less than quarterly. Such review involves consideration of quantitative and qualitative factors of Direct Subscribers' activity on Instinct X. Quantitative factors include message/order rates, add/take ratios, average order quantity, where-within-the spread statistics, percentage of Day vs. IOC orders, duration of orders, reversion statistics and order-to-trade ratios. Qualitative factors include Client type (e.g., broker-dealer), trading strategies (e.g., market making), and a comparison of liquidity providing vs. liquidity taking activity. Based on its review, the ATS Working Group can request that a Direct Subscriber modify its order flow and/or trading behavior to conform to its designated segment or determine to amend a Direct Subscriber's segment classification.

There is no specific length of time that a segment classification will remain in effect; however, BofAS, subject to approval by the ATS Working Group, reserves the right to review and add, remove or revise a segment classification at any time.

ORDER INTERACTION BASED ON SEGMENT CLASSIFICATIONS--

Because Instinct X considers a Subscriber's segment classification when assessing an agency order or conditional placement, a Subscriber's segment classification can impact the priority of the Subscriber's orders and conditional placements, as described above in Part III, Item 11(c). Additionally, Subscribers can select the segment classifications with which they do and do not want to trade (e.g., Private Client, Broker-Dealer, Market Maker), as described in Part III, Item 14.